Register.com, Inc. Cover Email in connection with Frequently Asked Questions for Employees dated August 5, 2003 from Peter A. Forman to Register.com,
Inc. Employees

As promised last week, we want to provide you with more information about the
Company's announced $120 MM self-tender offer.

Today the Company filed a Tender Offer document with the SEC (called a
Schedule T-O), which will be mailed to all stockholders. It includes important information about what stockholders must do, should they wish to participate.

Option-holders will not receive a mailed copy of the T-O, unless they are also stockholders. However, we realize that employees with vested, in-the-money options may be considering whether or not to exercise and participate.
Therefore, we have prepared the attached Q&A document for employees.

For a copy of the T-O, please see Human Resources.